UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SINA Corporation

(Name of Issuer)

Ordinary Shares, par value $0.133

(Title of Class of Securities)

G81477104

(CUSIP Number)

Charles Chao
New Wave MMXV Limited
20/F Ideal International Plaza
No. 58 Northwest 4th Ring Road
Haidian District, Beijing, People’s Republic of China
Telephone: +86 10 5898 3007

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Z. Julie Gao, Esq.
Will H. Cai, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F, Edinburgh Tower, The Landmark
15 Queen’s Road Central
Hong Kong
+852 3740-4700

November 6, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Name of Reporting Persons Charles Chao
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,601,938 ordinary shares
	8	Shared Voting Power 848,795 ordinary shares
	9	Sole Dispositive Power 11,601,938 ordinary shares
	10	Shared Dispositive Power 848,795 ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,450,733 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 17.8%
14	Type of Reporting Person (See Instructions) IN

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1	Name of Reporting Persons New Wave MMXV Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, BK
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,000,000 ordinary shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 11,000,000 ordinary shares
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000,000 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 15.8%
14	Type of Reporting Person (See Instructions) CO

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Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.133 per share (the “Shares”), of SINA Corporation, a company organized under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at 37F, Jin Mao Tower, 88 Century Boulevard, Pudong, Shanghai 200121, China.

Item 2. Identity and Background

This Statement is being filed jointly by Mr. Charles Chao and New Wave MMXV Limited (“New Wave,” together with Mr. Charles Chao, the “Reporting Persons”) pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. A copy of the agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit A.

(a)-(c), (f) Mr. Charles Chao is a citizen of the United States of America.  Mr. Chao is the chairman of the board of directors and chief executive officer of the Company and the sole director of New Wave. Mr. Chao’s business address is 20/F Ideal International Plaza, No. 58 Northwest 4th Ring Road, Haidian District, Beijing, People’s Republic of China.

New Wave is a British Virgin Islands company solely owned by Mr. Charles Chao. The principal executive offices of New Wave are located at 20/F Ideal International Plaza, No. 58 Northwest 4th Ring Road, Haidian District, Beijing, People’s Republic of China. The name, business address, present principal occupation or employment and citizenship of each executive officer and director of New Wave are set forth on Schedule A hereto and are incorporated herein by reference.

(d), (e) During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations.

Mr. Charles Chao and the Company entered into a subscription agreement dated June 1, 2015 (the “Subscription Agreement”), pursuant to which New Wave, a company wholly owned by Mr. Charles Chao, acquired 11,000,000 Shares of the Company (the “Subscription Shares”) at a total subscription price of US$456,390,000 (the “Subscription Price”) on November 6, 2015 (the “Closing Date”).

To fund part of the Subscription Price, New Wave and Credit Suisse AG Hong Kong Branch (“Credit Suisse”) entered into a facility agreement on November 4, 2015 (the “Facility Agreement”), pursuant to which New Wave obtained a 24-month term loan from Credit Suisse in the principal amount of US$230,000,000 (the “Loan”).

In connection with the Facility Agreement, New Wave entered into an equitable share mortgage in respect of Shares of the Company with Credit Suisse on November 4, 2015 (the “Share Mortgage”), pursuant to which New Wave granted mortgage in favor of Credit Suisse over all the Subscription Shares to secure its obligation under the Facility Agreement.

The remaining funds used to purchase the Subscription Shares were from the operating capital of New Wave, which was contributed by Mr. Charles Chao.

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The descriptions of the Subscription Agreement, the Facility Agreement and the Share Mortgage in this Item 3 are qualified in their entirety by reference to the complete text of the Subscription Agreement, the Facility Agreement and the Share Mortgage, which have been filed as Exhibit B, Exhibit C and Exhibit D hereto, and which is incorporated herein by reference in their entirety.

Item 4. Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

Lock-up

Pursuant to the Subscription Agreement, Mr. Charles Chao and New Wave will not offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any of the Subscription Shares on the open market until after six months following the Closing Date (the “Lock-Up Period”).

Repayment of the Loan

New Wave shall repay the Loan on the maturity date, which is the date falling 24 months following November 6, 2015, the utilization date.  New Wave shall pay interest on the Loan on the last day of each three-month interest period. The first interest period shall commence on November 6, 2015, the utilization date, and the last interest period shall end on the maturity date.

Share Mortgage

Pursuant to the Share Mortgage, New Wave mortgages in favor of Credit Suisse, the Mortgagee, all of its right, title and interest in and to the Subscription Shares including all benefits, present and future, actual and contingent accruing in respect of the Subscription Shares, as a continuing security for the discharge of all the obligations under the Facility Agreement. Unless and until the occurrence of an enforcement event (as defined under the Share Mortgage), New Wave shall be entitled to (i) exercise all voting and consensual powers pertaining to the Subscription Shares for all purposes not inconsistent with the terms of the Share Mortgage or other finance documents (as defined under the Share Mortgage), and (ii) receive and retain any dividends, interest or other moneys or assets accruing on or in respect of the Subscription Shares.

Registration Rights Agreement

On the Closing Date, the Company and New Wave entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Company agreed to provide New Wave with certain registration rights in respect of the Shares held by New Wave.

After the expiration of the Lock-Up Period and upon receipt of a written request from New Wave requesting that the Company effect a registration under the Securities Act of 1933, as amended (the “Securities Act”), covering all of part of the Shares held by New Wave, the Company shall, as soon as is practicable, but in no event later than thirty (30) days (excluding any days which occur during a permitted Blackout Period (as such term is defined in the Registration Rights Agreement)) after receipt of such written request, file with the SEC, and use its reasonable best efforts to cause to be declared effective, a registration statement (a “Shelf Registration Statement”), provided, however, that the Company shall not be obligated to effect any such registration if the aggregate price (net of any underwriters’ discounts or commissions) of the sale of Shares relating to such registration is less than US$10,000,000. The Company shall file with the SEC, and use its reasonable best efforts to cause to be declared effective, a Shelf Registration Statement on each of the second and third anniversaries of the Closing Date covering the number of Shares for which registration is requested by New Wave.

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If, at any time, the Company files a registration statement with the SEC, New Wave will be entitled, subject to certain exceptions, to exercise “piggyback” registration rights requiring the Company to include in any such registration that number of Shares held by New Wave, subject to certain prescribed limitations provided in the Registration Rights Agreement.

The Company may, on a limited number of occasions, and in certain prescribed circumstances, delay the filing or effectiveness of any registration statement required to be filed pursuant to the Registration Rights Agreement. Persons who acquire Shares from New Wave through share transfer(s) permitted under the Registration Rights Agreement will be entitled to the same rights and subject to the same obligations that New Wave has under the Registration Rights Agreement.

The description of the Registration Rights Agreement in this Item 4 is qualified in its entirety by reference to the complete text of the Registration Rights Agreement, which has been filed as Exhibit E hereto, and which is incorporated herein by reference in its entirety.

Although Mr. Charles Chao and New Wave have no present intention to acquire securities of the Company, they intend to review their investment on a regular basis and, as a result thereof and subject to the terms and conditions of the Subscription Agreement, the Facility Agreement and the Share Mortgage, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Company, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Company owned by them in the open market, in privately negotiated transactions or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and subject to the restrictions on transfers set forth in the Subscription Agreement, the Facility Agreement and the Share Mortgage. Notwithstanding anything contained herein, each of Mr. Charles Chao and New Wave specifically reserves the right to change his/its intention with respect to any or all of such matters. In reaching any decision as to his/its course of action (as well as to the specific elements thereof), each of Mr. Charles Chao and New Wave currently expects that he/it would take into consideration a variety of factors, including, but not limited to, the following: the Company’s business and prospects; other developments concerning the Company and its businesses generally; other business opportunities available to Mr. Charles Chao and New Wave; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Company.

Except as set forth in this Schedule 13D, Mr. Charles Chao and New Wave have no present plans or proposals that relate to or would result in:

(i)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company,

(ii)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company,

(iii)	A sale or transfer of a material amount of assets of the Company,

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(iv)	Any change in the present board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,

(v)	Any material change in the present capitalization or dividend policy of the Company,

(vi)	Any other material change in the Company’s business or corporate structure,

(vii)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;

(viii)

A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,

(ix)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or

(x)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The responses of Mr. Charles Chao and New Wave to Rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in this Item 5.

Pursuant to the Subscription Agreement, on the Closing Date, New Wave acquired and was deemed to be the beneficial owner of 11,000,000 Shares, representing approximately 15.8% of the total issued and outstanding Shares.

After acquiring the Subscription Shares, Mr. Charles Chao’s beneficial ownership in the Company increased to 12,450,733 Shares, representing approximately 17.8% of the total issued and outstanding Shares (including Shares that Mr. Chao has the right to acquire upon exercise of options within 60 days after November 6, 2015 and Shares that Mr. Chao will acquire upon the vesting of restricted share units within 60 days after November 6, 2015). The 12,450,733 Shares beneficially owned by Mr. Charles Chao comprise (i) 11,000,000 shares owned by New Wave, 848,795 shares owned by New-Wave Investment Holding Company Limited, a British Virgin Islands company partially owned by Mr. Chao, 219,438 shares held by Mr. Chao, 337,500 shares issuable upon exercise of options exercisable within 60 days after November 6, 2015, and 45,000 shares issuable upon vesting of restricted share units within 60 days after November 6, 2015.

The percentage of Shares identified pursuant to Item 1 beneficially owned by each of Mr. Charles Chao and New Wave is based on 69,550,669 Shares outstanding as of the Closing Date after the issuance of Subscription Shares, excluding 9,274,507 ordinary shares that have been repurchased but not cancelled.

Except as disclosed in this statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.

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Except as disclosed in this statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

Except as disclosed in this statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Charles Chao and New Wave or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended in its entirety and replaced with the following:

A	Joint Filing Agreement, dated as of November 16, 2015, between Charles Chao and New Wave XXMV Limited

B	Subscription Agreement, dated as of June 1, 2015 between SINA Corporation and Charles Chao

C*	Facility Agreement dated November 4, 2015, by and between Credit Suisse AG Hong Kong Branch and New Wave MMXV Limited

D*	Equitable Share Mortgage in respect of Shares of SINA Corporation dated November 4, 2015, by and between Credit Suisse AG Hong Kong Branch and New Wave MMXV Limited

E	Registration Rights Agreement dated November 6, 2015, by and between SINA Corporation and New Wave XXMV Limited

*                 Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2015

CHARLES CHAO

/s/ Charles Chao

NEW WAVE XXMV LIMITED

	By:	/s/ Charles Chao
	Name:	Charles Chao
	Title:	Director

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SCHEDULE A

Directors and Executive Officers of New Wave MMXV Limited

The names of the directors and the names and titles of the executive officers of New Wave and their principal occupations are set forth below.

Name	Present Principal Occupation	Business Address	Citizenship
Directors:
Charles Chao	Chairman of the board of director and chief executive officer of SINA Corporation	20/F Ideal International Plaza No. 58 Northwest 4th Ring Road Haidian District, Beijing 100080, PRC	United States of America